UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

TELECOM ITALIA S.p.A.

(Name of Issuer)

Ordinary Shares of euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

Amedeo Nodari

Merchant Banking Department

Intesa Sanpaolo S.p.A.

Via Monte di Pietà 12

20121 Milan, Italy

(+39) 02 879 62552

With a copy to:

Jeffrey H. Lawlis, Esq.

Latham & Watkins

Corso Matteotti, 22

Milan 20121

Italy

(+39) 02 3046 2039

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 29, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 87927W10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Intesa Sanpaolo S.p.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Italy

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 31,835,185

	8.	Shared Voting Power 3,003,586,907 (See Item 5)

	9.	Sole Dispositive Power 18,285,000

	10.	Shared Dispositive Power 3,003,586,907 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,035,422,092 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.6% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO, BK

This Amendment No. 5 (this “Amendment”) amends the Statement on Schedule 13D (the “Schedule 13D”) filed on November 1, 2007 and as subsequently amended by Intesa Sanpaolo S.p.A., a company incorporated under the laws of the Republic of Italy (“Intesa Sanpaolo”), with respect to the ordinary shares, euro 0.55 par value per share (“Telecom Shares”), of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy (“Telecom Italia”).  Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D, as amended.

Introduction.

As previously described in Amendments No. 2 and No. 3 to Schedule 13D (filed on December 1, 2009, and December 23, 2009, respectively, by Intesa Sanpaolo), the terms of SI’s exit from Telco were approved on November 26, 2009 and the SI Exit Transaction was concluded on December 22, 2009.  In connection with SI’s exit from Telco, Intesa Sanpaolo, Mediobanca, Generali and Telefónica (collectively, the “Existing Shareholders”) concluded the New Shareholders Agreement, amending and renewing the original Shareholders Agreement.  In addition, as previously described in Amendment No. 4 to Schedule 13D (filed on January 22, 2010, by Intesa Sanpaolo), Telco refinanced its existing financial indebtedness maturing in January 2010 through the New Refinancing Facility dated as of January 11, 2010 with the Senior Lenders.

On October 6, 2010, the Existing Shareholders, Telco, certain companies controlled by Telefónica, Telecom Italia and certain companies controlled by Telecom Italia entered into a “compromiso” (the “Compromiso”) in order to terminate certain administrative and judicial proceedings in Argentina related to the Telco investment in Telecom Italia.  The Compromiso was required in order for the Argentinean authorities to approve the Telco investment in Telecom Italia and it was accepted by the competent Argentinean authorities on October 13, 2010.  Pursuant to an amendment to the New Shareholders Agreement dated as of December 10, 2010 (the “2010 Amendment Agreement”), the Existing Shareholders implemented the Compromiso by inserting an additional clause into the New Shareholders Agreement related to the governance of Telco and Telecom Italia with respect to the operations of Telecom Italia, Telefónica and their respective group companies which offer telecommunications, Internet, data, radio, media and substitute services in Argentina (the “Activities in the Argentinean Market”).  A copy of the 2010 Amendment Agreement is filed as Exhibit 24 hereto.

On February 29, 2012, the Existing Shareholders entered into a renewal agreement (the “Second Renewal Agreement”) in which the parties agreed to terminate, effective the date of the Second Renewal Agreement, the New Shareholders Agreement and enter into another shareholders agreement for a period of three years on the same terms and conditions set out in the original Shareholders Agreement dated as of April 28, 2007 between the Existing Shareholders and SI, as subsequently amended and supplemented in 2007, 2009, 2010 and pursuant to the 2010 Amendment Agreement, subject to the amendments and integrations set forth therein (the “2012 Shareholders Agreement”).  Further, on February 29, 2012, the call option granted to Telefónica to purchase shares of Telecom Italia held by Telco pursuant to Clause 8.5(a) of the New Shareholders Agreement was extended to February 28, 2015 pursuant to an amendment deed to the Telefónica Option Agreement (the “Telefónica Option Amendment Deed”) entered into between Telefónica and Telco.  A copy of the Second Renewal Agreement is filed as Exhibit 25 hereto, a copy of the Telefónica Option Amendment Deed is filed as Exhibit 26 hereto.

Also on February 29, 2012, the Existing Shareholders undertook to ensure the refinancing of Telco’s financial indebtedness through the most appropriate financing instruments in proportion to their respective shareholdings of Telco. A copy of the Telco press release related to the events described above, dated February 29, 2012, is filed as Exhibit 27 hereto.

Items 2, 5, 6 and 7 of Schedule 13D are hereby amended and supplemented to add the following:

Item 2.                         Identity and Background

The names, citizenship, business addresses and principal occupations or employments of the executive officers and directors of Intesa Sanpaolo are set forth in Annex A, which is incorporated herein by reference.

During the last five years, neither Intesa Sanpaolo nor, to the best of Intesa Sanpaolo’s knowledge, any of the persons listed in Annex A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.                         Interest in Securities of the Issuer

Intesa Sanpaolo, through its interest in Telco, may be deemed to beneficially own 3,003,586,907 Telecom Shares, representing approximately 22.4% of the outstanding Telecom Shares. Intesa Sanpaolo may be deemed to have shared power to vote, or direct the vote, and shared power to dispose, or direct the dispositions, of such Telecom Shares.

In addition, Intesa Sanpaolo may be deemed to have sole power to vote or direct the vote of 31,835,185 Telecom Shares and sole power to dispose or direct the disposition of 18,285,000 Telecom Shares through its direct holdings and the holdings of various subsidiaries, representing approximately 0.2% and 0.1% of the outstanding Telecom Shares, respectively. These shares are not currently expected to be contributed to Telco.

The beneficial ownership of Telecom Shares by the persons listed in Annex A to Schedule 13D, to the extent currently available and to the best of Intesa Sanpaolo’s knowledge, is indicated next to such person’s name in such Annex A. To the best of Intesa Sanpaolo’s knowledge, such persons have sole voting and dispositive power over the Telecom Shares that they beneficially own. Except as described in Annex B, Intesa Sanpaolo has not effected any transaction in the Telecom Shares during the 60 days prior to the date of the event which required a filing on Schedule 13D.  To the best of Intesa Sanpaolo’s knowledge, the persons listed in Annex A have not effected any transactions in Telecom Shares during the 60 days prior to the date of the event which required a filing on Schedule 13D.

Item 6.                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

2010 AMENDMENT AGREEMENT

The description of the 2010 Amendment Agreement in the Introduction to this Amendment No. 5 is incorporated herein by reference.

As a result of the 2010 Amendment Agreement, Telefónica and any person designated by Telefónica to Telco and/or any other company in which Telco or Telecom Italia have ownership stakes and/or is directly or indirectly controlled by Telco or Telecom Italia are prohibited from participating in, or voting with respect to, or vetoing decisions related to, deliberations in connection with the Activities in the Argentinean Market.  In addition, Telefónica is prohibited from naming any person to the management, board of directors or board of auditors in companies directly or indirectly controlled by Telecom Italia and its controlled companies that undertake Activities in the Argentinean Market.  Further, Telefónica is prohibited from appointing to Telco and Telecom Italia any person that is simultaneously a member of the board of directors or an employee of Telefónica de Argentina S.A. or Telefónica Móviles Argentina S.A.  Finally, Telefónica is prohibited from exercising direct or indirect control on any company controlled by Telecom Italia which carries out Activities in the Argentinean Market, including pursuant to the provisions of the New Shareholders’ Agreement.

The provisions described above related to the Compromiso as well as prohibitions with respect to relationships between the companies controlled by Telefónica and Telecom Italia carrying out Activities in the Argentinean Market will remain in full force and effect in the event of a de-merger of Telco. The 2010 Amendment Agreement also amends and integrates the by-laws of Telco to establish certain procedural devices to prohibit Telefónica’s participation in decisions related to Telecom Italia’s Activities in the Argentinean Market.

The foregoing summary of certain material provisions of the 2010 Amendment Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 24 hereto.

SECOND RENEWAL AGREEMENT

The description of the Second Renewal Agreement in the Introduction to this Amendment No. 5 is incorporated herein by reference.

Pursuant to the Second Renewal Agreement the parties agreed to terminate, effective the date thereof, the New Shareholders Agreement and enter into the 2012 Shareholders Agreement for a period of three years as of February 29, 2012.  The expiry date of the 2012 Shareholders Agreement is February 28, 2015 (the “New Expiry Date”).  The terms of the 2012 Shareholders Agreement are substantially the same as the terms of the New Shareholders Agreement, except for the following modifications.

Each of the Existing Shareholders’ right to require that the other Existing Shareholders proceed with the non-proportional de-merger of Telco pursuant to Article 11 of the 2012 Shareholders Agreement will only be exercisable by each of the Existing Shareholders by sending a written de-merger notice between August 1, 2014 and August 28, 2014 (the “Final Notice Period”).  Following such notice, the de-merger must be completed within a reasonable timeframe, but in no case later than six months following the later of (i) the receipt of the notice or (ii) the receipt of any required authorizations.  In the event that one or more Existing Shareholders gives such notice of de-merger in the last five days of the Final Notice Period, then such period will be extended until September 3, 2014.  In the event that one of the Existing Shareholders requires the de-merger of Telco (the “Exiting Party”), the 2012 Shareholders Agreement will continue in full force and effect (a) with respect to the Exiting Party, until the earlier of the date of completion of the de-merger and the New Expiry Date and (b) with respect to the other Existing Shareholders that have not exercised such right to require the de-merger, until the New Expiry Date.

In addition to the foregoing right to require the de-merger of Telco pursuant to Article 11 of the 2012 Shareholders Agreement, each Existing Shareholder will also have the right to withdraw from the 2012 Shareholders Agreement (the “Right to Withdraw”) and require the other Existing Shareholders to cause the non-proportional de-merger of Telco pursuant to Article 11(b) of the 2012 Shareholders Agreement by sending a notice between September 1, 2013 and September 28, 2013 (the “Anticipated Notice Period”).  Following such notice, the de-merger must be completed within a reasonable timeframe, but in no case later than six months following the later of (i) the receipt of the notice or (ii) the receipt of any required authorizations.  In the event that one or more Existing Shareholders give such written notice of de-merger in the last five days of the Anticipated Notice Period, then such period will be extended until October 3, 2013.  In the event that one of the Existing Shareholders require the de-merger of Telco, the 2012 Shareholders Agreement will continue in full force and effect (a) with respect to the Exiting Party, until the earlier of the date of completion of the de-merger and the New Expiry Date and (b) with respect to the other Existing Shareholders that have not exercised such Right to Withdraw, until the New Expiry Date.

The foregoing summary of certain material provisions of the Second Renewal Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 25 hereto.

TELEFÓNICA OPTION AMENDMENT DEED

The description of the Telefónica Option Amendment Deed in the Introduction to this Amendment No. 5 is incorporated herein by reference.

In addition to the extension of the Telefónica Option Agreement to the New Expiry Date, the Telefónica Option Amendment Deed confirmed that in the event that (i) all Existing Shareholders agree to an alternative method for a relevant Exiting Party to exercise its

Right to Withdraw, and (ii) the Telco board of directors resolves to transfer Telecom Shares to such Exiting Party, then the Telecom Shares subsequently transferred to such Exiting Party pursuant to such board resolution will no longer be subject to the Telefónica Option Agreement.

The foregoing summary of certain material provisions of the Telefónica Option Amendment Deed does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 26 hereto.

Item 7.                         Materials to Be Filed as Exhibits

Exhibit 24:

Amendment Agreement, dated December 10, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

Exhibit 25:

Second Renewal Agreement, dated February 29, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

Exhibit 26:	Amendment Deed to the Telefónica Option Agreement, dated February 29, 2012, between Telefónica and Telco

Exhibit 27:	Telco S.p.A. press release, dated February 12, 2012

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 12, 2012
INTESA SANPAOLO S.p.A.

	By:	/s/ Marco Cerrina Feroni
		Name:	Marco Cerrina Feroni
		Title:	Head of Merchant Banking Department

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF INTESA SANPAOLO

The name, title, present principal occupation or employment of each of the directors and executive officers of Intesa Sanpaolo are set forth below.  The business address of each director and executive officer is Intesa Sanpaolo’s address.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Intesa Sanpaolo.  All of the persons listed below are citizens of the Republic of Italy, except Jean-Paul Fitoussi who is a French citizen.

Name and surname	Position with Intesa Sanpaolo	Present Principal Occupation (if different from Position with Intesa Sanpaolo)	Telecom Shares Beneficially Owned
Andrea BELTRATTI	Chairman of Management Board	Full Professor, Bocconi University	91,055 (personally owned)
Marcello SALA	Senior Deputy Chairman of Management Board	—	—
Giovanni COSTA	Deputy Chairman of Management Board	—	4,243 (personally owned) 4,573 (owned by spouse)
Enrico Tommaso CUCCHIANI	Managing Director and Chief Executive Officer	—	—
Aureliano BENEDETTI	Member of Management Board	—	—
Paolo CAMPAIOLI	Member of Management Board	—	—
Elio Cosimo CATANIA	Member of Management Board	—	—
Roberto FIRPO	Member of Management Board	—	—
Emilio OTTOLENGHI	Member of Management Board	—	—
Giovanni BAZOLI	Chairman of Supervisory Board	Professor	38,300 (personally owned) 22,634 (owned by spouse)
Mario BERTOLISSI	Deputy Chairman of Supervisory Board	Professor	—
Luigi Arturo BIANCHI	Member of Supervisory Board	Professor	—
Rosalba CASIRAGHI	Member of Supervisory Board	Consultant	—
Franco DALLA SEGA	Member of Supervisory Board	Professor	—
Gianluca FERRERO	Member of Supervisory Board	Chartered Accountant	—
Jean-Paul FITOUSSI	Member of Supervisory Board	Professor	—
Pietro GARIBALDI	Member of Supervisory Board	Professor	—
Guido GHISOLFI	Member of Supervisory Board	Entrepreneur	—
Giulio Stefano LUBATTI	Member of Supervisory Board	Consultant	—
Marco MANGIAGALLI	Member of Supervisory Board	Consultant	—
Gianni MARCHESINI	Member of Supervisory Board	Consultant	—
Fabio PASQUINI	Member of Supervisory Board	Chartered Accountant	—
Eugenio PAVARANI	Member of Supervisory Board	Professor	—
Gianluca PONZELLINI	Member of Supervisory Board	Chartered Accountant	—
Gianguido Sacchi MORSIANI	Member of Supervisory Board	Professor	—

Name and surname	Position with Intesa Sanpaolo	Present Principal Occupation (if different from Position with Intesa Sanpaolo)	Telecom Shares Beneficially Owned
Marco SPADACINI	Member of Supervisory Board	Chartered Accountant	13,800 (owned by spouse)
Livio TORIO	Member of Supervisory Board	Lawyer
Riccardo VARALDO	Member of Supervisory Board	Professor	1,297 (personally owned)

ANNEX B

TRANSACTIONS IN TELECOM ITALIA ORDINARY SHARES

The following describes transactions during the 60 days prior to the date of the event which required a filing on Schedule 13D by Intesa Sanpaolo or its affiliates in Telecom Shares.  These transactions were all ordinary course broker-dealer activities engaged in by Intesa Sanpaolo or its affiliates consistent with its usual practices and unrelated to the Telco transaction. Substantially all of these transactions consisted of index arbitrage; index rebalance trading; program trading relating to baskets of securities; creation, redemption and balancing of exchange traded funds; facilitation of customer trades; model-driven trading and error correction.

Name of Intesa Sanpaolo entity or affiliate	Number of Buys	Buy Volume	High/Low Buy Prices (in €)	Number of Sells	Sell Volume	High/Low Sell Prices (in €)
Banca IMI S.p.A.	3,950	53,052,337	0.90/0.76	3,000	43,801,049	0.90/0.77

EXHIBIT INDEX

Exhibit No.

99.1	Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.2	Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.3	Shareholders’ Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.4	By-laws of Olimpia S.p.A. (unofficial English translation).*

99.5	Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia.*

99.6	The Announcement of the Board of Commissioners of the Brazilian National Telecommunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).*

99.10	By-laws of Telco S.p.A. (unofficial English translation).*

99.11	Call Option Agreement, dated November 6, 2007, between Telefónica and Telco.*

99.12	Amendment to Shareholders Agreement and to Bylaws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.13	Amended and Restated By-laws of Telco (unofficial English translation).*

99.14	Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007.*

99.15

Renewal Agreement, dated October 28, 2009, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.16	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A. *

99.17	Joint press release, dated October 28, 2009, issued by Telefónica S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.18	Telco S.p.A. press release, dated November 26, 2009.*

99.19	Purchase and Sale Agreement, dated December 22, 2009 by and between Telco S.p.A. and Sintonia S.A. (unofficial English translation) *

99.20	Telco S.p.A. press release, dated December 22, 2009. *

99.21

Amendment Agreement, dated January 11, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.22	Option Agreement, dated January 11, 2010, by and among Intesa Sanpaolo S.p.A., Mediobanca -

Banca di Credito Finanziario S.p.A., Unicredit Corporate Banking S.p.A., Société Générale, as lenders, and Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca - Banca di Credito Finanziario S.p.A. as shareholders. *

99.23	Telco S.p.A. press release, dated January 11, 2010 *

99.24

Amendment Agreement, dated December 10, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

99.25

Second Renewal Agreement, dated February 29, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

99.26	Amendment Deed to the Telefónica Option Agreement, dated February 29, 2012, between Telefónica and Telco

99.27	Telco S.p.A. press release, dated February 12, 2012

* Previously filed.